UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42263

Pheton Holdings Ltd

Room 306, NET Building

Hong Jun Ying South Road, Chaoyang District

Beijing, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Results of Pheton Holdings Ltd’s 2025 Annual General Meeting

The 2025 Annual General Meeting (the “Meeting”) of Pheton Holdings Ltd, a company incorporated under the laws of the Cayman Islands (the “Company”), was held on December 19, 2025 (Beijing Time) at The Executive Centre - China Resources Tower No. 2666 South Keyuan Road, Nanshan District, Shenzhen, China.

At the Meeting, the shareholders of the Company adopted the following resolutions:

●	As an ordinary resolution, to approve the reelection of Jianfei Zhang and Pengfei Zhang as a director of the Company, and Swee Leng Seng, Yun Fai Wong and Richard Wee Yong Seow as an independent director of the Company;

●	As an ordinary resolution, to approve, ratify and confirm the auditor’s report for the financial year ending December 31, 2024;

●	As a special resolution, to approve the change of the Company’s name from "Pheton Holdings Ltd" to "iTonic Holdings Ltd" (the “Name Change”) and the change of the Company’s Nasdaq ticker from "PTHL" to “ITOC”, "ITON" or “ITOH”;

●	As a special resolution, to amend and restate the Memorandum and Articles of Association of the Company to reflect the Name Change;

●	As an ordinary resolution, to authorize the Board of Directors of the Company (the “Board”) to effect one or more share consolidations during a period of up to two years of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) (collectively, the “Share Consolidations”, and each a “Share Consolidation”) shall not be more than 1:4,000;

●	As a special resolution, entirely conditional upon the effectiveness of each Share Consolidation, to approve and adopt an amended and restated memorandum and articles of association of the Company to effect such Share Consolidation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pheton Holdings Ltd

Date: December 22, 2025	By:	/s/ Jianfei Zhang
	Name:	Jianfei Zhang
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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